SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, March 01, 2021 – Braskem S.A. ("Braskem" or "Company"), (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), complementing the Material Fact notice dated January 07, 2021, informs its shareholders and the market that Braskem Idesa (“BI”), a subsidiary owned and controlled by Braskem Netherlands B.V., has signed with PEMEX Transformación Industrial and PEMEX Exploración y Producción (“PEMEX”) and the National Center for Control del Gas Natural (“CENAGAS”), agency responsible for the natural gas pipelines and transportation in the region, the following documents to enable BI continued operation:

(i) a memorandum of understanding (“MoU”) with PEMEX setting out respective understandings for the discussion of potential amendments to the Ethane Supply Contract and for the development of an ethane import terminal, subject to negotiation, entering into definitive documentation, approvals of BI’s shareholders and creditors and with reservations of rights; and

(ii) an agreement for natural gas transport service with CENAGAS, with a term of 15 years, such term conditioned upon the execution of the definitive documentation referenced in item (i) above.

With the execution of these documents by BI, BI immediately commenced to receive the service of natural gas transportation, which had been unilaterally terminated as disclosed in the Material Fact notice dated December 2, 2020.

The existing Ethane Supply Contact between BI and PEMEX has not been modified and remains in full force and effect. Neither Braskem nor Braskem Netherlands is a party to above referenced documents.

At the time, BI cannot predict the outcome of such discussions with PEMEX, its shareholders and creditors. The Company will keep the market informed of developments to the extent required by law.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact related to Braskem Idesa on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact related to Braskem Idesa on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company can cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).